Exhibit 3

ARMSTRONG WORLD INDUSTRIES, INC.

2500 COLUMBIA AVENUE

LANCASTER, PA 17603

July 30, 2009

Confidential:

TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Attn: Clive D. Bode

Ladies and Gentlemen:

In connection with the evaluation by TPG Capital, L.P. (“TPG”) of a possible transaction involving the potential acquisition by TPG of shares of stock of Armstrong World Industries, Inc. (the “Company”) from the Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust (the “Trust”) and certain potential agreements between TPG and the Trust with respect to their continuing relationship (collectively, the “Proposed Transaction”):

(a) the Company will make, and on or after July 14, 2009, has made, available to TPG (TPG and TPG’s directors, officers, partners, members, employees, agents, consultants, related management companies and investment funds, potential sources of capital and financing, advisors, Restricted Affiliates or other Representatives are hereinafter sometimes referred to collectively as the “TPG Group”) certain information relating to the Company and/or its subsidiaries (the “Company Information”). In addition, any information regarding the Company that any member of the TPG Group receives from the Trust shall be considered “Company Information” for purposes of this agreement. Notwithstanding the foregoing, “Company Information” shall not include information that (i) is or becomes generally available to the public other than as a result of acts by TPG in breach of the terms of this agreement, (ii) is in TPG’s possession or the possession of any of its Representatives prior to disclosure by the Company or is independently derived by TPG or any of its Representatives without the aid, application or use of the Company Information, or (iii) is disclosed to TPG or any of its Representatives on a non-confidential basis by a third party source who is not known by TPG to owe an obligation of confidentiality to the Company with respect to such information. For the avoidance of doubt, neither the Trust nor any of its Representatives shall be considered a member of the TPG Group; and

(b) TPG will make, and on or after July 14, 2009, has made, available to the Company (the Company, its affiliates and its and their respective directors, officers, employees and Representatives are hereinafter sometimes referred to collectively as the “Company Group”)

certain information with respect to the Proposed Transaction including a draft of the preliminary term sheet, dated July 6, 2009 (the “Term Sheet”), setting forth the preliminary, non-binding terms of the Proposed Transaction (the “Transaction Information”).

In consideration for the Company making the Company Information available to TPG and for TPG making the Transaction Information available to the Company, the Company and TPG hereby agree as follows:

1. TPG shall keep the Company Information and the Company shall keep the Transaction Information, strictly confidential and shall not directly or indirectly disclose the Company Information or the Transaction Information, respectively, without the prior written consent of the providing party, provided, that (i) TPG and its Representatives may disclose the Company Information to the Trust and its Representatives and to the partners, directors, officers, employees and Representatives of TPG in connection with TPG’s evaluation of the Proposed Transaction and who shall be informed by TPG of the confidential nature of the Company Information and the terms of this agreement; and (ii) the Company and its Representatives may disclose the Transaction Information to members of the Company Group in connection with the Company’s evaluation of the Proposed Transaction and who shall be informed by the Company of the confidential nature of the Transaction Information and the terms of this agreement.

2. If either party becomes obligated under any applicable law, regulation or legal process (including any subpoena, discovery or information request or judicial or governmental order) to disclose any of the confidential information being provided hereunder, the disclosing party shall (provided such is legally permitted) promptly provide the affected party with written notice thereof (including the circumstances relating to such obligation and the information sought to be disclosed) so as to permit the affected party (at its sole discretion) to seek a protective order or other appropriate remedy and the disclosing party shall reasonably cooperate (at the affected party’s sole cost and expense) in the affected party’s efforts in connection therewith. If either party becomes required by such applicable law, regulation or legal process to disclose any of the confidential information being provided hereunder, such Person ( as hereinafter defined) shall be permitted under this agreement to disclose only that portion of the confidential information that it is advised in writing by its legal counsel that such Person is legally required to disclose, and such Person shall exercise reasonable efforts to obtain reliable assurances that the confidential information will be accorded confidential treatment.

3. Except as required by applicable law, regulation or legal process, without the other party’s prior written consent, neither party shall disclose to any Person the fact that the Company has made the Company Information available to the TPG Group or that TPG has made the Transaction Information available to the Company Group, that TPG and the Trust are considering a Proposed Transaction or that discussions or negotiations are taking place or have taken place concerning a Proposed Transaction, or any of the proposed terms, conditions or other facts with respect to any such transaction, including the status and/or timing thereof or the Company’s role therein.

2

4. TPG agrees that neither TPG, nor any Restricted Affiliate, nor, with the specific knowledge of TPG or any Restricted Affiliate, any of TPG’s other affiliates shall, unless specifically invited in writing by the Company, directly or indirectly, in any manner acquire, offer or propose to acquire, solicit an offer to sell or agree to acquire, directly or indirectly, alone or in concert with others, by purchase or otherwise, directly or indirectly, Beneficial Ownership in voting securities of the Company or direct or indirect rights, warrants or options to acquire, or securities convertible into or exchangeable for, such voting securities of the Company until the termination of TPG’s obligations under this agreement. Notwithstanding the foregoing, but subject to TPG’s execution and delivery to the Company of an undertaking substantially in the form attached hereto as Annex A (the “Undertaking”), nothing in this Section 4 shall preclude or restrict TPG’s ability to:

(a)           offer to acquire shares of the Company owned by the Trust or to acquire or agree to acquire up to 8,039,777 shares of the Company (or such additional shares (i) as may otherwise be agreed to by the Company in writing or (ii) as may be sold by the Trust as a result of a bona fide financial emergency on the part of the Trust) owned by the Trust (appropriately adjusted to reflect any stock split, recapitalization or similar transaction);

(b)          acquire or offer to acquire a number of shares of Company common stock up to the Aggregate Market Maximum from shareholders other than the Trust, pursuant to a tender offer commenced in order to comply with Article Sixth of the Company’s Amended and Restated Articles of Incorporation (a “Qualified Tender Offer”) or, following the closing of such Qualified Tender Offer, in open market transactions;

(c)           subject to the letter, dated July 25, 2009, from the Trust to the Company, enter into any agreements with the Trust in respect of holding, voting, acquiring or disposing of shares of the Company Beneficially Owned by TPG and the Trust or form a “group” within the meaning of Section 13(d)(3) of the Exchange Act with the Trust; or

(d)          acquire or offer to acquire (alone or together with others, including the Trust) all (but not less than all) outstanding shares of Company common stock, whether through a tender offer, merger or other business combination transaction, and to effect or agree to effect any such acquisition (including the purchase of shares validly tendered pursuant to any such tender offer even if fewer than all outstanding shares).

For purposes of this agreement, (1) a “Permitted Transaction” shall mean any transaction contemplated by clause (a), (b), (c) or (d) of this Section 4, (2) “Beneficial Ownership” or “Beneficially Owned” shall have the meaning proscribed by Regulation 13D-G under the Securities Exchange Act of 1934, as amended, and (3) the “Aggregate Market Maximum” shall mean a number of shares of Company common stock equal to the sum of (x) the number of shares TPG would be required to offer to acquire in a Qualified Tender Offer, determined as if TPG acquired 8,039,777 shares of Company common stock (appropriately adjusted to reflect any stock split, recapitalization or similar transaction) from the Trust, plus (y) in the

3

event that, pursuant to the written request of the Company, TPG acquires less than 8,039,777 shares from the Trust pursuant to clause (a) hereof, the number of shares by which 8,039,777 exceeds the number of shares actually acquired by TPG from the Trust.

5. Prior to the execution of any definitive documentation in respect of a Permitted Transaction, and in any event prior to any public announcement thereof by TPG, TPG shall provide a copy of all of such documentation to the Company.

6. In the event you decide not to pursue the Proposed Transaction, you shall promptly notify the Company in writing of that decision. In that event, or at any other time within five (5) business days after and upon the request of the Company to you for any reason, the TPG Group shall return to the Company all Company Information, together with all copies and other reproductions thereof wherever located, except for that portion of the Company Information which consists of analyses, compilations, forecasts or studies prepared by Your Group that contains or is based on, in whole or in part, the Company Information (such material is referred to herein collectively as, “Your Analyses”). That portion of the Company Information which consists of Your Analyses shall be promptly destroyed, and any oral Company Information or Company Information acquired by visual inspection (and any Company Information not otherwise returned to the Company or destroyed) shall continue to be subject to the terms of this agreement. Such return and destruction shall be promptly certified to the Company in writing by one of your authorized representatives. Notwithstanding the return or destruction of Company Information pursuant to this Section, the TPG Group shall continue to be subject to your covenants under this agreement. Notwithstanding the foregoing, you and the members of the TPG Group (i) may retain a copy of the Company Information to the extent that such retention is required by applicable law, regulation or professional standards, or to comply with a bona fide document retention policy, provided, however, that any such information so retained shall be held in compliance with the terms of this agreement and (ii) to the extent that (i) above is inapplicable to Company Information that is electronically stored, such electronically stored Company Information shall be destroyed only to the extent that it is reasonably practical to do so.

7. Each of the parties acknowledges the value of the confidential information being provided to it and that such information is unique and substantial, but may be impractical or difficult to assess in monetary terms. In the event of an actual or threatened violation of this agreement, each of the parties expressly consents to the enforcement of this agreement by the other party by injunctive relief or specific performance, without proof of actual damages or any requirement to post a bond, in addition to any and all other remedies available to such other party, TPG agrees that it shall indemnify the Company and the Company agrees that it shall indemnify TPG, from, and hold it harmless in respect of, any losses, liabilities, damages, costs and expenses (including reasonable attorneys’ and other professionals’ fees and expenses) arising out of or incurred in connection with (a) any breach by TPG or the members of the TPG Group of this agreement or by the Company or the members of the Company Group of this agreement, respectively or (b) any action to enforce any provision of this agreement; provided, that the foregoing indemnification shall not apply (x) until the existence of such breach is established in an order of a court of competent jurisdiction or (y) to punitive damages.

4

8. The parties acknowledge and respectively, are aware, and will advise each member of their Group, who is informed as to the matters that are the subject of this agreement or is not already aware, that the United States securities laws generally prohibit any Person who or that has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities.

9. No failure or delay by any party to this agreement in exercising any right, power or privilege under this agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. Neither party may assign this agreement or any part thereof (by operation of law or otherwise) without the prior written consent of the other party, and any purported assignment without such consent shall be null and void. This agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This agreement, together with the Undertaking if and when delivered by TPG, sets forth the entire agreement between the parties with respect to the subject matter hereof (except to the extent reflected in the letter dated July 25, 2009, from the Trust to the Company) and supersedes in its entirety the letter agreement, dated July 14, 2009, by and between the parties. This agreement may not be amended or modified in any respect except by a written instrument signed by all of the parties hereto. This agreement may be executed in counterparts and by facsimile signatures. All expenses incurred by a party shall be borne by such party.

10. This agreement shall be governed by and interpreted under the laws of the State of New York (without regard to its principles of conflicts of laws). Each party irrevocably and unconditionally (a) consents to submit to the jurisdiction of the courts of the State of New York and of the United States of America located in the State of New York for any action, suit or proceeding arising out of or relating to this agreement (and each party irrevocably and unconditionally agrees not to commence any such action, suit or proceeding except in such courts), (b) waives any objection to the laying of venue of any such action, suit or proceeding in any such courts and (c) waives and agrees not to plead or claim that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

11. TPG’s agreements, covenants and obligations under Section 4 of this agreement shall terminate on the date 270 days from the date hereof, except that if, prior to such scheduled expiration, TPG shall have consummated the Permitted Transaction contemplated by clause (a) of Section 4, TPG’s agreements, covenants and obligations under Section 4 of this agreement shall terminate 270 days following the date on which such Permitted Transaction contemplated by clause (a) of Section 4 is consummated. TPG’s agreements, covenants and obligations under this agreement to keep the Company Information confidential shall terminate twelve months following the date hereof, provided, however, that notwithstanding any other provision of this agreement, in the event that, in connection with a Permitted Transaction, TPG is obligated to make a tender offer to purchase shares of stock of the Company, TPG may, after good faith consultation with TPG’s outside counsel, the Company and the Company’s outside counsel, disclose Company Information only to the

5

extent that it determines that such disclosure is required to be disclosed under applicable law (including any offer to purchase or similar document required to be delivered) in order for TPG to effectuate such Permitted Transaction; it being understood that TPG may also furnish Company Information to the staff of the Securities and Exchange Commission (“SEC”) upon its request in connection with its review of any such filing, provided that, where permitted by the SEC, TPG furnishes such information on a confidential basis and requests confidential treatment thereof. In furtherance of the foregoing, TPG shall promptly (A) notify the Company upon the receipt of any comments or requests for additional information from the SEC in respect of the Company Information in connection with a Permitted Transaction and (B) provide the Company with copies of all correspondence between the TPG and its Representatives, on the one hand, and the SEC and its staff, on the other hand, to the extent disclosing or relating to the disclosure of Company Information. Prior to responding to any such comments or requests or the filing or mailing of any documents disclosing or relating to the disclosure of Company Information, TPG (x) shall provide the Company with a reasonable opportunity to review and comment on any drafts of such documents and (y) shall include in such drafts, correspondence and filings all comments reasonably and timely proposed by the Company. The Company’s agreements, covenants and obligations under this agreement to keep the Transaction Information confidential shall terminate eighteen months following the date hereof. Notwithstanding the foregoing, the termination of either the Company’s or TPG’s obligations or agreements pursuant to this Section 11 shall not relieve either the Company or TPG or any other Person from any liability relating to any breach of this agreement prior to such termination.

12. In the event that any term or provision of this agreement is determined by a court of competent jurisdiction to be invalid or unenforceable for any reason, in whole or in part, the remaining terms and provisions of this agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by applicable law, and such invalid or unenforceable term or provision shall be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the parties’ intention with respect to such invalid or unenforceable term or provision.

13. The Company Information shall remain the property of the Company. No rights to use, license or otherwise exploit the Company Information are granted to any member of the TPG Group, by implication or otherwise. Your Group will not by virtue of our disclosure of the Company Information and/or your use of the Company Information acquire any rights with respect thereto, all of which rights shall remain exclusively with the Company.

14. Each of the parties hereby represents and warrants to the other that it is not bound by the terms of, and it agrees not to enter into, any other agreement that would conflict with any of its obligations under this agreement.

15. For purposes of this agreement: (a) “affiliate” shall mean, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person (for this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies

6

of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise); provided that, for purposes of this agreement, neither the Trust nor any of its Representatives shall be deemed an affiliate of the Company; (b) “including” shall mean “including, without limitation,” (c) “Person” shall be broadly interpreted to include any individual, corporation, partnership, limited liability company, trust or other entity (including any court or government (including any agency, commission, board or authority thereof), federal, state or local, domestic, foreign or multinational); (d) “Representatives” of a Person shall mean such Person’s attorneys, accountants, consultants, engineers, appraisers, financial advisors, commercial bank lenders, agents and other representatives and (e) “Restricted Affiliate” shall mean any of either party’s affiliates that receives confidential information.

16. This Agreement also constitutes notice to you that the Company has engaged Weil, Gotshal & Manges LLP (“WG&M”) as its legal counsel in connection with the Proposed Transaction, and you hereby (a) consent to the continued representation of the Company by WG&M in relation to the Proposed Transaction notwithstanding the fact that WG&M may have represented, and may currently or in the future represent, you and/or any of your affiliates or other members of Your Group with respect to unrelated matters and (b) waive any actual or alleged conflict and actual or alleged violation of ethical or comparable rules applicable to WG&M that may arise from its representation of the Company in connection with the Proposed Transaction. In addition, you hereby acknowledge that your consent and waiver under this paragraph is voluntary and informed, and that you have obtained independent legal advice with respect to this consent and waiver.

[Remainder of Page Intentionally Left Blank]

7

                If the foregoing is acceptable, please execute and return one copy of this letter, whereupon this letter shall constitute a binding agreement with respect to the subject matter hereof.

Very truly yours,

ARMSTRONG WORLD INDUSTRIES, INC.

By: /s/ Michael D. Lockhart

Name: Michael D. Lockhart

Title:   President and CEO

Accepted and agreed as of the

date first set forth above:

TPG CAPITAL, L.P.

By: Tarrant Capital, L.L.C., its general partner

By: /s/ Clive D. Bode

Name: Clive D. Bode

Title:   Vice President

8

Annex A

FORM OF UNDERTAKING

[TPG Letterhead]

[________], 2009

Armstrong World Industries, Inc.

2500 Columbia Avenue

Lancaster, Pennsylvania 17603

Attn: Jeffrey Nickel, Esq.

Ladies and Gentlemen:

This undertaking is being delivered pursuant to Section 4 of that certain non-disclosure letter agreement, dated July [__], 2009 (the “NDA”), by and between TPG Capital L.P. (“TPG”) and Armstrong World Industries, Inc. (the “Company”). Capitalized terms used herein but not defined shall have the meanings set forth in the NDA.

TPG hereby covenants and agrees that, during the period commencing on the date that TPG acquires, pursuant to a Permitted Transaction, Beneficial Ownership of any shares of Company common stock and ending two years later (all shares of Company common stock Beneficially Owned by TPG during such two year period, the “Subject Shares”), neither TPG nor any of its affiliates shall vote any of the Subject Shares in favor of the amendment or modification of any provision of (a) Article Sixth (A), (B), (F), (G) and (H) or Article Seventh of the Company’s Amended and Restated Articles of Incorporation or (b) Article IV or Article VI of the Stockholder and Registration Rights Agreement, dated as of October 2, 2006, by and between the Company and the Trust.

[Remainder of page left blank]

Please indicate your receipt and acceptance of this undertaking, which may be executed in counterparts, by returning an executed copy hereof to the address listed above.

Very truly yours,

TPG Capital L.P.

By: Tarrant Capital, L.L.C., its general partner

By:

Name: Clive D. Bode

Title:   Vice President

ACCEPTED AND AGREED:

ARMSTRONG WORLD INDUSTRIES, INC.

By:

Name: Jeffrey Nickel

Title: Senior Vice President,

General Counsel & Secretary

cc:	Thomas Roberts, Esq.
Victor Lewkow, Esq.
James Melville, Esq.
Edward Steiner, Esq.

10